Exhibit 12.1

Earnings to Fixed Charges

(Amounts in thousands of dollars)

	For the six months ended June 30,			For the years ended December 31,
	2007	2006		2006	2005		2004		2003		2002
Income (loss) before taxes and discontinued operations (a)	$(15,397)	$7,987		$(13,762)	$17,143		$16,264		$6,032		$(4,481)

Fixed charges:
Interest expense (b)(c)	863	869		1,732	2,053		3,565		4,851		5,625
Rentals:
Buildings, net of sublease income – 14%(d)	454	219		506	437		431		404		377
Office and other equipment – 14%(d)	4	2		3	9		8		15		39

Total fixed charges	$1,321	$1,090		$2,241	$2,499		$4,004		$5,270		$6,041

Income (loss) before taxes and discontinued operations, plus fixed charges	$(14,076)	$9,077		$(11,521)	$19,642		$20,268		$11,302		$1,560

Ratio of earnings to fixed charges	(e )	8.3	x	(e )	7.9	x	5.1	x	2.1	x	(e	)

(a)	Included in income (loss) before taxes and discontinued operations was a gain (loss) on repurchase of convertible subordinated notes of ($50) thousand, ($387) thousand, $825 thousand and $3.0 million for years ended December 31, 2005, 2004, 2003 and 2002, respectively. The Company did not incur any gains or losses on early extinguishment of debt for the year ended December 31, 2006 or for the six months ended June 30, 2007.

(b)	Amortization of the discount on the Company’s outstanding convertible subordinated notes is included in Interest expense.

(c)	In 2005, the Company’s Board of Directors renewed the authorization to repurchase all remaining convertible subordinated notes in the open market if and when appropriate opportunities present themselves. If the Company elects to repurchase its convertible subordinated notes in the open market, interest expense from convertible subordinated notes will decrease.

(d)	Management believes that 14% is a reasonable approximation of the interest factor on rentals. Building, office and other equipment rental fees that were included in restructuring charges were excluded from fixed charges.

(e)	The earnings to fixed charges ratio was less than 1:1 due to the losses reported for the six months ended June 30, 2007 and for the years ended December 31, 2006 and 2002. To achieve an earnings to fixed charges ratio of 1:1, the Company would need to generate additional income of $15.4 million, $13.8 million and $4.5 million, respectively.